Exhibit 99.1

ASUR ANNOUNCES GOVERNMENT ACTION TO CHANGE TARIFF BASE REGULATION

MEXICO CITY, Oct. 4, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ("ASUR"). On October 4, 2023, ASUR received a notification from the Federal Civil Aviation Agency (Agencia Federal de Aviacion Civil, "AFAC"), a deconcentrated entity of the Secretary of Infrastructure, Communications and Transport ("SICT"), has decided to amend with immediate effect the terms of the tariff base regulation set forth in Annex 7 of the concession agreements undertaken with the SICT on June 29, 1998, as amended on March 19, 1999, in connection with the airports ASUR operates in Mexico's South East region.

Section 10.8 of the concession agreements provides that any of the terms of the concession may be amended by mutual agreement between the SICT and ASUR in accordance with applicable law.

ASUR is currently evaluating the tariff changes implemented by AFAC and the impact that it may have on its business, results of operation and financial condition.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Forward Looking Statement

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

CONTACT: ASUR: Adolfo Castro, +1-52-55-5284-0408, acastro@asur.com.mx; InspIR Group: Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com